LGBTQ LOYALTY HOLDINGS, INC.

2435 Dixie Highway

Wilton Manors, FL 33305

August 18, 2021

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attn: Katherine Wray, Esq. and Jan Woo, Esq.

Re:	LGBTQ Loyalty Holdings, Inc.
Registration Statement on Form S-1
Filed July 22, 2021
File No. 333-258095

Dear Ms. Wray and Ms. Woo,

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of LGBTQ Loyalty Holdings, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Registration Statement on Form S-1, filed on July 22, 2021 (the “Registration Statement”) provided in your letter dated August 2, 2021 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter. We have also made corresponding revisions to the Registration Statement, which are reflected in the Company’s Form S-1/A, filed on the date hereof (the “Form S-1/A”). Our responses follow the text of each Comment, which we have reproduced below for your convenience:

Registration Statement on Form S-1

General

Comment: We note your disclosure that you are offering shares of your common stock "to be sold at a fixed price to be determined upon effectiveness." Since you are not relying on Rule 430A of the Securities Act with respect to pricing terms, please disclose the fixed price in a pre-effective amendment to the registration statement. Revise to explain the method by which the price is to be determined. Refer to Item 501(b)(3) of Regulation S-K.

Response: We have revised the Registration Statement to reflect that we are offering shares of common stock at a fixed price of $0.01 per share. Please see the revisions throughout the Form S-1/A.

Comment: Please note that the OTC Pink marketplace is not considered an established market into which selling stockholders may offer and sell their shares of common stock at other than a fixed price. Accordingly, please revise your filing to disclose a fixed price at which the selling shareholders will sell their shares of your common stock until, if ever, your shares are quoted on the OTCQB, at which time they may be sold at prevailing market prices or privately negotiated transactions.

Response: We have revised the Registration Statement to reflect that the selling stockholders may sell their shares at a fixed price of $0.01 per share until such time, if ever, that the common stock is quoted on the OTC Bulletin Board, the OTCQX, the OCTQB or listed on a securities exchange. Please see the revisions throughout the Form S-1/A.

Signatures, page II-6

Comment: Please revise your signature page to include the signature of your controller or principal accounting officer. To the extent that any person is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instructions 1 and 2 to Signatures on Form S-1.

Response: The signature page has been amended in the Form S-1/A filed on this even date.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter J. Gennuso, Esq. at (212) 609-6862.

Sincerely,

/s/ Robert Blair
Robert Blair, Chief Executive Officer

cc:	Peter J. Gennuso